October 8, 2019

Timothy Keogh
Chief Executive Officer
AmeriCann, Inc.
1550 Wewatta St.
Denver, CO 80202

       Re: AmeriCann, Inc.
           Registration Statement on Form S-1
           Filed September 27, 2019
           File No. 333-233981

Dear Mr. Keogh:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Jonathan Burr at 202-551-5833 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction